Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2019 (the 2019 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2019 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

On January 28, 2021, the Secretaría de Economía (Ministry of Economy) announced the allocation of Ps. 1.5 billion to grant 60,000 loans of up to Ps. 25,000 each for small businesses, with an initial payback grace period of three months.

On February 15, 2021, the second phase of the Política Nacional de Vacunación (National Vaccination Policy) began, with the vaccine being administered to people aged 60 years older and to health care professionals. As of March 29, 2021, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) had authorized the emergency use of five COVID-19 vaccines.

According to the Secretaría de Salud (Ministry of Health), as of April 4, 2021, Mexico had 2,443,755 officially estimated cases of COVID-19, of which an estimated 224,686 were fatal. For more information on the measures taken by the Government designed to address the pandemic, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

Form of Government

The Government

On February 19, 2021, the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution) was amended to allow for the prosecution of the President of Mexico for any crimes that any ordinary citizen could be charged and tried for.

On March 11, 2021, the Constitution was amended to introduce changes applicable to the judicial branch. The opinions that are decided by the Suprema Corte de Justicia de la Nación (Supreme Court) with a majority of eight votes and by the Supreme Court’s Salas (Chambers) by a majority of four votes will be binding on all judicial authorities of the Federation and the Federal Entities in contrast to the requirements under existing law. The amendment also provides that the Consejo de la Judicatura Federal (Council of the Federal Judiciary) will have a Escuela Federal de Formación Judicia (Federal Judicial Training School) responsible for (i) implementing judicial training methods, (ii) training and updating the jurisdictional and administrative personnel of the federal judicial branch and its auxiliary bodies and (iii) carrying out the examinations required to obtain positions at higher levels within the judicial branch. As a result, the amendment aims to strengthen the judicial branch, ensure adequate training and expedite the review of cases.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	59	46.1		257	51.4
National Action Party	24	18.8		78	15.6
Institutional Revolutionary Party	12	9.4		48	9.6
Citizen Movement Party	8	6.3		26	5.2
Labor Party	6	4.7		47	9.4
Ecological Green Party of Mexico	6	4.7		11	2.2
Social Encounter Party	4	3.1		19	3.8
Democratic Revolution Party	3	2.3		11	2.2
Unaffiliated	1	0.8		3	0.6
Total	123	96.1	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of April 5, 2021.
(2)	As of April 5, 2021, there were five vacant seats in the Senate.

Source: Senate and Chamber of Deputies.

Anti-Corruption

On March 1, 2021, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) and the Instituto Nacional Electoral (National Electoral Institute) signed an agreement to develop training strategies aimed at (i) preventing, detecting and punishing the improper use of public funds during any electoral processes, and (ii) combatting crimes in respect of fiscal and financial matters.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 1, 2021, Mexico began its two-year term as a non-permanent member of the United Nations Security Council (UNSC) and three-year term as a member of the United Nations Economic and Social Council (ECOSOC).

Environment

On December 13, 2020, Mexico joined the High Ambition Coalition (HAC) for Nature and People. The main objective of the Coalition is to promote the conservation of 30% of the planet’s land and sea surface by 2030. Over fifty countries have joined the HAC.

At the end of December 2020, the Programa Nacional Hídrico 2020-2024 (National Water Program 2020-2024) and the Programa Nacional Forestal 2020-2024 (National Forest Program 2020-2024) were both adopted. The National Water Program aims to address (i) insufficient and inequitable access to drinking water and sanitation services, (ii) inefficient use of water that affects the population and economic sectors, (iii) human and material losses due to extreme hydrometeorological phenomena and (iv) quantitative and qualitative deterioration of water in basins and aquifers, and has specific goals and measurement parameters to evaluate compliance and successful implementation. The National Forest Program aims to help Mexico achieve international commitments in forestry matters while promoting sustainable development. Both programs are mandatory for all government agencies, units and entities of the Administración Pública Federal (Federal Public Administration).

THE ECONOMY

General

On December 31, 2020, the Programa Especial para Productividad y Competitividad 2020-2024 (Special Program for Productivity and Competitiveness 2020-2024) was published in the Official Gazette. The program is aimed at boosting productivity, development and growth, through greater financial inclusivity, infrastructure development, greater inclusion of women and youths in labor, boosting corporate competition and promoting the rule of law, among other means. The program has specific goals and measurement parameters to evaluate compliance and successful implementation and is mandatory for all government agencies, units and entities of the Federal Public Administration.

Gross Domestic Product

According to preliminary figures, Mexico’s GDP decreased by 8.2% in real terms during 2020, reflecting the negative economic effects due to the COVID-19 pandemic and months of restrictions on production and mobility implemented in certain states. However, the third quarter of 2020 saw a reactivation of economic activity, which continued into the fourth quarter of 2020, although at a more moderate pace. Economic activity again weakened at the end of 2020. Projections for Mexico’s economic performance for 2021 and beyond have been adjusted downwards, and further adjustment of the projections remains possible. The economic impacts of the COVID-19 pandemic are coupled with existing, persistent low levels of investment, which are also expected to contribute to economic contraction. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2019 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	2019(2)		2020(2)
GDP	Ps.	18,509.9	Ps.	16,984.8
Add: Imports of goods and services		6,851.3		5,839.7

Total supply of goods and services		25,361.2		22,824.6
Less: Exports of goods and services		6,859.4		6,359.7

Total goods and services available for domestic expenditure	Ps.	18,501.8	Ps.	16,464.9
Allocation of total goods and services:
Private consumption		12,522.1		11,220.0
Public consumption		2,175.5		2,225.5

Total consumption		14,697.5		13,445.5

Total gross fixed investment		3,577.8		2,927.2
Changes in inventory		78.0		70.1

Total domestic expenditures	Ps.	18,353.4	Ps.	16,442.8

Errors and Omissions		148.4		22.1

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	2019(1)	2020(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.0%	34.4%

Total supply of goods and services	137.0%	134.4%
Less: Exports of goods and services	37.1%	37.4%

Total goods and services available for domestic expenditures	100.0%	96.9%
Allocation of total goods and services:
Private consumption	67.7%	66.1%
Public consumption	11.8%	13.1%

Total consumption	79.4%	79.2%
Total gross fixed investment	19.3%	17.2%
Changes in inventory	0.4%	0.4%

Total domestic expenditures	99.2%	96.8%

Errors and Omissions	0.8%	0.1%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	2019(2)		2020(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	593.8	Ps.	605.3
Secondary Activities:
Mining		857.6		848.0
Utilities		285.9		270.8
Construction		1,223.5		1,012.7
Manufacturing		2,950.5		2,654.5
Tertiary Activities:
Wholesale and retail trade		3,232.6		2,933.4
Transportation and warehousing		1,202.0		956.5
Information		576.0		561.3
Finance and insurance		900.6		870.4
Real estate, rental and leasing		2,064.1		2,058.6
Professional, scientific and technical services		348.5		325.9
Management of companies and enterprises		108.5		100.5
Support for business		695.6		693.9
Education services		688.4		660.1
Health care and social assistance		398.6		405.5
Arts, entertainment and recreation		77.4		35.6
Accommodation and food services		410.3		231.3
Other services (except public administration)		365.7		312.1
Public administration		711.2		727.2

Gross value added at basic values		17,690.7		16,263.4
Taxes on products, net of subsidies		819.3		721.4

GDP	Ps.	18,509.9	Ps.	16,984.8

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	2019(2)	2020(2)
GDP (real pesos)	(0.1)%	(8.2)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	0.3	1.9
Secondary Activities:
Mining	(4.4)	(1.1)
Utilities	(0.6)	(5.3)
Construction	(5.2)	(17.2)
Manufacturing	0.6	(10.0)
Tertiary Activities:
Wholesale and retail trade	(0.5)	(9.3)
Transportation and warehousing	0.0	(20.4)
Information	3.6	(2.6)
Finance and insurance	2.1	(3.4)
Real estate, rental and leasing	1.3	(0.3)
Professional, scientific and technical services	(0.1)	(6.5)
Management of companies and enterprises	(1.1)	(7.4)
Administrative support, waste management and remediation services	4.6	(0.2)
Education services	0.5	(4.1)
Health care and social assistance	1.4	1.7
Arts, entertainment and recreation	(0.8)	(54.0)
Accommodation and food services	1.1	(43.6)
Other services (except public administration)	0.8	(14.7)
Public administration	(2.0)	2.2

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

On January 11, 2021, the Ley Federal del Trabajo (Federal Labor Law) was amended to regulate remote working conditions. The law defines what is considered to be remote work and establishes obligations for both employers and workers, as well as the right to voluntarily return to on-site work.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.4% as of February 28, 2021, a 0.6 percentage point increase from the rate as of December 31, 2020. As of December 31, 2020, the economically active population in Mexico fifteen years of age and older was 56 million. As of April 5, 2021, the minimum wages were Ps. 213.39 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 141.70 per day for the rest of Mexico, an increase of 15.0% and 15.0%, respectively, from the applicable minimum wages in effect from January 1, 2020 to December 31, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2019 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the ultimate magnitude of the impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	2019(2)			2020(2)
Food	Ps.	690.8	2.3%	Ps.	687.3	(0.5)%
Beverage and tobacco products		175.2	3.3		160.9	(8.1)
Textile mills		25.6	(4.1)		17.8	(30.5)
Textile product mills		13.6	(3.7)		11.8	(13.9)
Apparel		58.9	(3.2)		38.5	(34.6)
Leather and allied products		22.0	(2.3)		14.5	(34.4)
Wood products		24.7	0.5		21.2	(14.1)
Paper		54.3	(0.1)		51.5	(5.1)
Printing and related support activities		18.4	(9.0)		15.3	(16.9)
Petroleum and coal products		39.5	(2.6)		35.9	(8.9)
Chemicals		229.7	(2.2)		218.7	(4.8)
Plastics and rubber products		82.8	(2.6)		74.8	(9.7)
Nonmetallic mineral products		75.1	(0.2)		69.3	(7.7)
Primary metals		175.9	(2.4)		160.1	(9.0)
Fabricated metal products		96.1	2.8		86.3	(10.2)
Machinery		117.9	(1.7)		98.1	(16.8)
Computers and electronic products		244.4	5.1		229.6	(6.1)
Electrical equipment, appliances and components		88.3	(1.1)		87.5	(0.9)
Transportation equipment		619.1	1.3		489.4	(20.9)
Furniture and related products		30.7	(3.2)		25.3	(17.5)
Miscellaneous		67.5	(4.8)		60.6	(10.1)

Total expansion/contraction	Ps.	2,950.5	0.6%	Ps.	2,654.5	(10.0)%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential versus corresponding period of prior year in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

The Government has been implementing measures to address the financial and operational challenges faced by PEMEX. On February 19, 2021, the Government reduced PEMEX’s tax burden to provide it with additional resources of up to Ps. 73.3 billion in 2021. This tax incentive is part of the measures announced in December 2019 that adjusted PEMEX’s tax regime to reduce its Derecho por la Utilidad Compartida (Profit-Sharing Duty) by 11 percentage points to 54% by 2021 in two incremental steps.

On February 24, 2021, the Ministry of Finance and Public Credit provided a capital injection of U.S.$1.6 billion to PEMEX to cover debt amortizations coming due in 2021. The Ministry of Finance and Public Credit will be providing an additional U.S.$3.4 billion throughout 2021 to cover amortizations this year. The Government will fund this financial support from resources available under existing authorizations without incurring additional indebtedness. The Government is continuing to evaluate further measures to support PEMEX in reducing its overall indebtedness and manage the maturity profile of its debt.

Electric Power

In January 2021, the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE) published its 2021-2025 business plan. The plan aims to, among other goals, (i) increase the productivity of the CFE to prioritize electricity supply, (ii) maintain CFE’s majority share in the generation of electric power at the national level, (iii) contribute to sustainable development and reduce the emission of greenhouse gases, (iv) increase and diversify CFE’s income through the development of new businesses and (v) improve the CFE’s financial profitability and cash flow, guaranteeing the availability of operating and investment resources.

On March 9, 2021, the Ley de la Industria Eléctrica (Electric Power Industry Law) was amended to, among other things, include the Contrato de Cobertura Eléctrica con Compromiso de Entrega Física (Electricity Coverage Agreement with Physical Delivery Commitment), which regulated certain practices for private sector generation of electricity. Upon an order from an administrative court, this reform was suspended by the Secretaría de Energía (Ministry of Energy) on March 24, 2021.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2019 Form 18-K.

Table No. 7 – Money Supply

	At December 31,
	2019		2020(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,548,852	Ps.	1,905,670
Checking deposits
In domestic currency		1,734,707		1,970,337
In foreign currency		468,212		578,654
Interest-bearing peso deposits		925,791		1,163,202
Savings and loan deposits		24,473		27,836

Total M1	Ps.	4,702,035	Ps.	5,645,699

M4	Ps.	13,200,329	Ps.	14,420,315

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for 2020 was 3.2%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.3 percentage points higher than the 2.8% consumer inflation for 2019 and 1.7 percentage points lower than the 4.8% consumer inflation for 2018. This trend reflects the economic shock that the COVID-19 pandemic has caused to the Mexican economy. In particular, there was a significant change in relative prices, evidenced by the recomposition within core inflation, as the annual growth rate of merchandise prices increased while the annual growth rate of services prices decreased. The measures to contain COVID-19 infections caused supply shocks due to the closure of certain non-essential activities. Suspensions in economic activity have also caused disruptions in global supply chains while social distancing measures reduced the demand for goods and services. At the same time, the demand for food and goods that households require to cope with the COVID-19 pandemic increased. As a result, while there has been a reduction in household income, there has also been a reallocation of household spending from services to merchandise. Annual core inflation, which better reflects medium-term price pressures on the economy, was 3.8% for 2020, 0.2 percentage points higher than the 3.6% core inflation for 2019.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2(7)
2020	3.2	4.1	4.8;(6) 20.0(7)
2021:
January	3.5	5.3	15.0;(6) 15.0(7)
February	3.8	5.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2020 and 2021.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2020:
January	4.2	4.2	3.3	4.5	4.4
February	4.1	4.1	3.3	4.4	4.3
March	4.1	4.1	3.2	4.3	4.2

Source: Banco de México.

During 2020, interest rates on 28-day Cetes averaged 5.3%, as compared to 7.8% in 2019. Interest rates on 91-day Cetes averaged 5.3%, as compared to 7.9% in 2019.

On March 31, 2021, the 28-day Cetes rate was 4.1% and the 91-day Cetes rate was 4.2%.

On February 11, 2021, Banco de México held its first monetary policy meeting of 2021 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points, bringing the rate down from 4.25% to 4.00%. This decision took into account a projected decrease in core inflation in the long-term, additional episodes of currency depreciation and various sources of stress on companies.

On March 25, 2021, Banco de México held its second monetary policy meeting of 2021 and maintained the overnight interbank funding rate at 4.00%. This decision took into account further episodes of currency depreciation, external pressures on inflation and an increase in interest rates in the medium- and long-term. In addition, in January and February, domestic economic activity slowed down and, although external demand is expected to increase, ample slack conditions are anticipated over the forecast horizon.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021:
January	20.2248	19.9215
February	20.9390	20.3097
March	20.4400	20.7555

Source: Banco de México.

On April 5, 2021, the peso/dollar exchange rate closed at Ps. 20.2483 = U.S.$1.00, a 1.7% depreciation in dollar terms as compared to the rate on December 31, 2020. The peso/U.S. dollar exchange rate published by Banco de México on April 5, 2021 (which took effect on the second business day thereafter) was Ps. 20.2550 = U.S.$1.00.

On March 1, 2021, the Comisión de Cambios (Foreign Exchange Commission) of Banco de México announced two dollar financing operations intended to use resources from the temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion that was established on March 19, 2020 to renew the maturities of the two swap operations held in December 2020. Accordingly, on March 3, 2021 and March 8, 2021, Banco de México offered U.S.$750 million and U.S.$750 million, respectively. Both operations have a maturity of eighty-four days.

Banking Supervision and Support

At the end of December 2020, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 17.7%, as compared to 17.2% at the end of September 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2019 Form 18-K.

Securities Markets

On April 5, 2021, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 48,246 points, representing a 9.5% increase from the level at December 31, 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic are likely to have a material adverse effect on Mexico’s foreign trade performance.

On March 3, 2021, the Ministry of Economy, in collaboration with the Inter-American Development Bank (IDB), presented Comercia MX, a new digital platform that allows Mexican companies to expand their businesses to the global market. This platform is aimed at helping micro-, small- and medium-sized businesses gain information to help them enter the global market.

On March 16, 2021, the Comité Nacional de Facilitación del Comercio (National Committee for Trade Facilitation) started operating in order to meet international commitments derived from the World Trade Organization Trade Facilitation Agreement, ratified by the Senado de la República (Senate) in June 2016. The Committee’s objective is to facilitate coordination between agencies, entities of the Federal Public Administration and autonomous constitutional bodies that participate in the regulation of programs related to foreign trade.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	2019(1)		2020(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	25,842	U.S.$	17,413
Crude oil		22,409		14,613
Other		3,433		2,800
Non-oil products		434,862		400,257
Agricultural		17,840		18,683
Mining		6,189		7,407
Manufactured goods(2)		410,834		374,167

Total merchandise exports		460,704		417,670

Merchandise imports (f.o.b.)
Consumer goods		61,168		45,140
Intermediate goods(2)		352,340		303,317
Capital goods		41,787		34,737

Total merchandise imports		455,295		383,194

Trade balance	U.S.$	5,409	U.S.$	34,476

Average price of Mexican oil mix(3)	U.S.$	55.53	U.S.$	35.82

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On March 10, 2021, the Senate ratified the UK-Mexico Trade Continuity Agreement, which preserves preferential trade conditions and provides a platform to promote greater market liberalization between Mexico and the United Kingdom after the latter’s exit from the European Union. The agreement is transitory in nature and establishes a three-year period for Mexico and the United Kingdom to negotiate a new, broader and longer-lasting free trade agreement.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	2019(1)		2020(1)
	(in millions of dollars)
Current account(2)	U.S.$	(4,238)	U.S.$	26,571
Credits		544,108		484,300
Merchandise exports (f.o.b.)		461,040		417,825
Non-factor services		31,695		17,108
Transport		2,937		1,923
Tourism		24,573		11,025
Insurance and pensions		3,120		3,145
Financial services		430		453
Others		636		562
Primary income		14,620		8,334
Secondary income		36,753		41,033
Debits		548,346		457,729
Merchandise imports (f.o.b.)		455,826		383,380
Non-factor services		39,968		27,279
Transport		14,776		10,728
Tourism		9,881		3,581
Insurance and pensions		6,239		5,437
Financial services		3,853		2,183
Others		5,219		5,350
Primary income		51,472		46,104
Secondary income		1,081		967
Capital account		(56)		(31)
Credit		299		242
Debit		355		273
Financial account		(14,874)		21,343
Direct investment		(23,112)		(22,551)
Portfolio investment		(6,069)		10,743
Financial derivatives		1,640		(1,535)
Other investment		10,029		22,969
Reserve assets		2,638		11,990
International reserves		6,644		16,029
Valuation adjustment		4,006		4,039
Errors and omissions		(10,580)		(5,197)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2020, Mexico’s current account registered a surplus of U.S.$26.6 billion, or 2.4% of GDP, compared to a deficit of U.S.$4.2 billion, or 0.4% of GDP, in 2019. The decrease in the current account deficit was mainly due to (i) an increase in the non-oil trade balance surplus, in the context of a more dynamic recovery of manufacturing exports relative to imports, (ii) a decrease in the oil balance deficit, and (iii) higher income from remittances, which were at historically high levels.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S. dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4):
January	195.9	203.2
February	195.3	200.2
March	194.9	199.5

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2020 and 2021 Expenditure Budgets (In Billions of Pesos)

	Actual
	2019(1)	2020(1)	2020 Budget(2)	2021 Budget(2)
Health	Ps. 122.6	Ps. 154.0	Ps. 128.8	Ps. 145.4
Education	331.6	345.0	326.3	338.0
Housing and community development	18.0	13.9	10.9	16.6
Government debt servicing	525.6	565.6	538.3	541.1
CFE and PEMEX debt servicing	140.9	120.5	145.7	171.6
PEMEX debt servicing	115.8	97.0	113.7	141.8
CFE debt servicing	25.0	23.5	32.0	29.8

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 15 – Budgetary Results; 2020 and 2021 Budget Assumptions and Targets

Actual
2019(1)	2020(1)	2020 Budget(2)	2021 Budget(2)
Real GDP growth (%)	(0.1)%	(8.2)%	(10.0) – (7.0)%	3.6 – 5.6%
Increase in the national consumer price index (%)	2.8%	3.2%	3.5%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	55.5	3	35.8	2	35.0	0	42.0	0
Average exchange rate (Ps./$1.00)	19.3	21.5	22.0	22.1
Average rate on 28-day Cetes (%)	7.8%	5.3%	5.3%	4.0%
Public sector balance as % of GDP(4)	(1.6)%	(2.9)%	(0.1)%	(0.7)%
Primary balance as % of GDP(4)	1.1%	0.1%	0.8%	0.0%
Current account deficit as % of GDP	(0.4)%	2.4%	(0.6)%	(2.0)%

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2020 and 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2020 Budget and 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2019 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2019	2020(2)	2020 Budget(3)	2021 Budget(3)
Budgetary revenues	5,385.0	5,339.9	5,523.3	5,538.9
Federal Government	4,006.1	4,088.5	4,084.1	4,080.2
Taxes	3,202.7	3,338.9	3,505.8	3,533.0
Income tax	1,686.6	1,760.5	1,852.6	1,908.2
Value-added tax	933.3	987.5	1,007.5	978.9
Excise taxes	460.5	460.7	515.7	510.7
Import duties	64.7	57.9	71.0	61.6
Tax on the exploration and exploitation of hydrocarbons	5.8	6.9	6.9	6.9
Export duties	0.0	0.0	—	—
Luxury goods and services	n.a.	n.a.	n.a.	n.a.
Other	51.6	65.4	52.1	66.7
Non-tax revenue	803.4	749.6	578.3	547.2
Fees and tolls	83.0	72.6	51.7	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	431.9	198.2	412.8	343.0
Fines and surcharges	278.1	470.2	103.7	152.5
Other	10.5	8.5	10.1	9.4
Public enterprises and agencies	1,378.9	1,251.4	1,439.2	1,458.7
PEMEX	523.8	407.5	574.5	593.7
Others	855.1	843.9	864.6	865.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

Source: Ministry of Finance and Public Credit.

Taxation and Tax Revenues

On December 30, 2020, a presidential decree was published that extended through 2024 the validity of both the 8% Impuesto al Valor Agregado (value-added tax, or VAT) and the tax credit equivalent to one-third of the income tax incurred in the Northern Border Free Trade Zone. The same day, another presidential decree also extended through 2024 the 8% VAT and the tax credit equivalent to one-third of the income tax incurred in certain municipalities of the southern border.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2019	2020
Historical Balance of Public Sector Borrowing Requirements	44.5%	52.3%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2019 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2019		2020
	(in billions of pesos)
Gross Debt	Ps.	7,570.6	Ps.	7,979.4
By Term
Long-term		6,885.3		7,404.3
Short-term		685.4		575.1
By User
Federal Government		6,955.4		7,461.2
State Productive Enterprise (PEMEX and CFE)		369.7		287.4
Development Banks		245.5		230.8
Financial Assets		382.2		363.7
Total Net Debt	Ps.	7,188.5	Ps.	7,615.7
Gross Internal Debt/GDP		31.0%		34.5%
Net Internal Debt/GDP(1)		29.4%		32.9%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of April 5, 2021, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At December 31,
	2019			2020(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	6,399.6	92.0%	Ps.	7,008.3	93.9%
Cetes		802.6	11.5		979.0	13.1
Floating Rate Bonds		642.1	9.2		804.5	10.8
Inflation-Linked Bonds		1,737.8	25.0		1,802.2	24.2
Fixed Rate Bonds		3,209.1	46.1		3,414.4	45.8
STRIPS of Udibonos		8.0	0.1		8.2	0.1
Other(3)		555.8	8.0		452.9	6.1

Total Gross Debt	Ps.	6,955.4	100.0%	Ps.	7,461.2	100.0%

Net Debt
Financial Assets(4)		(292.6)			(304.3)

Total Net Debt	Ps.	6,662.8		Ps.	7,156.9

Gross Internal Debt/GDP		28.5%			32.3%
Net Internal Debt/GDP		27.3%			31.0%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 134.3 billion at December 31, 2019 and Ps. 126.5 billion at December 31, 2020 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of December 31, 2020, outstanding gross external public sector debt totaled U.S.$223.6 billion, an approximate U.S.$19.0 billion increase from the U.S.$204.7 billion outstanding on December 31, 2019. Of this amount, U.S.$217.6 billion represented long-term debt and U.S.$6.1 billion represented short-term debt. Net external indebtedness increased by U.S.$17.8 billion during 2020.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)

	At December 31,(2)
	2019		2020
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	99,573.7	U.S.$	112,336.0
Long-Term Debt of Budget Controlled Agencies		93,035.7		97,108.9
Other Long-Term Public Debt(3)		8,360.5		8,106.4

Total Long-Term Debt	U.S.$	200,969.9	U.S.$	217,551.3

Total Short-Term Debt		3,714.4		6,097.3

Total Long- and Short-Term Debt	U.S.$	204,684.3	U.S.$	223,648.6

Table No. 21 – Summary of External Public Sector Debt by Currency

	At December 31,(2)
	2019			2020
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	147,115.4	71.9%	U.S.$	166,745.2	74.6%
Japanese Yen		9,737.0	4.8		8,174.5	3.7
Swiss Francs		3,100.5	1.5		2,716.6	1.2
Pounds Sterling		3,015.0	1.5		3,110.6	1.4
Euros		39,249.1	19.2		40,922.1	18.3
Others		2,467.3	1.2		1,979.6	0.9

Total	U.S.$	204,684.3	100.0%	U.S.$	223,648.6	100.0%

Table No. 22 – Net External Debt of the Public Sector

	At December 31,(2)
	2019		2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	203,708.2	U.S.$	221,522.0
Gross External Debt/GDP		15.8%		19.3%
Net External Debt/GDP		15.7%		19.1%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Adjusted to reflect the effect of currency swaps.
(3)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At December 31,
	2019			2020
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	65,079.8	65.4%	U.S.$	76,836.5	68.4%
Japanese Yen		7,558.7	7.6		6,507.9	5.8
Swiss Francs		1,947.4	2.0		2,133.9	1.9
Pounds Sterling		1,955.5	2.0		2,017.5	1.8
Euros		23,015.1	23.1		24,823.6	22.1
Others		17.2	0.0		16.6	0.0

Total	U.S.$	99,573.7	100.0%	U.S.$	112,336.0	100.0%

Table No. 24 – Net External Debt of the Government

	At December 31,
	2019		2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	99,369.9	U.S.$	111,062.3
Gross External Debt/GDP		7.7%		9.7%
Net External Debt/GDP		7.7%		9.6%

Table No. 25 – Net Debt of the Government

	At December 31,
	2019	2020
Internal Debt	78.1%	76.4%
External Debt(1)	21.9%	23.6%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions

On January 19, 2021, Mexico issued U.S.$3,000,000,000 of its 3.750% Global Notes due 2071.

On January 25, 2021, Mexico issued €1,514,779,000 of its 1.450% Global Notes due 2033 and €1,184,165,000 of its 2.125% Global Notes due 2051. Mexico used a portion of the proceeds from this offering to redeem in full €1.6 billion of its outstanding 2.750% Global Notes due 2023. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated January 14, 2021, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
2.750% Global Notes due 2023	€235,138,000.00	€1,364,862,000.00
1.625% Global Notes due 2024	€75,359,000.00	€1,174,641,000.00
1.625% Global Notes due 2026	€172,563,000.00	€1,327,437,000.00
1.750% Global Notes due 2028	€176,101,000.00	€1,323,899,000.00
2.875% Global Notes due 2039	€71,145,000.00	€1,428,855,000.00
3.000% Global Notes due 2045	€257,109,000.00	€1,242,891,000.00